ARS
APR 23
12/31/01
02036812

Atrion









STRENGTH



IN OUR



NUMBERS

PROCESSED
MAY 2 1 2002
THOMSON
FINANCIAL

ANNUAL REPORT 2001

At Atrion, we think our numbers tell a very good story. It's a story of balanced financial strength that keeps us moving forward on all fronts. A story of strength in our product lines, where diversity coupled with market leadership translates into consistent growth. A story of strength in the ranks of our people, whose experience and creativity combine to deliver improving performance, year in and year out. Our numbers tell still more stories—of innovation, of productivity, of sound strategy and judicious management. By every key measure, one thing is clear.

There is strength in our numbers.

Atrion Corporation is a leading supplier of medical devices and components to niche markets in the health care and medical industry. Headquartered in Dallas, the company designs and manufactures proprietary products primarily for sale to medical markets worldwide.

FINANCIAL HIGHLIGHTS

EARNINGS PER BASIC SHARE FROM CONTINUING OPERATIONS



$2.25
2.00
1.75
1.50
1.25
1.00
.75
.50
.25
0
1997[1]
1998
1999
2000
2001

REVENUES
(in millions)



$ 60
50
40
30
20
10
0
1997
1998
1999
2000
2001

OPERATING INCOME
(in millions)



$ 6.0
5.0
4.0
3.0
2.0
1.0
0
1997[2]
1998
1999
2000
2001

For the year ended December 31,		2001		2000
Revenues from continuing operations	$	57,605,000	$	51,447,000
Operating income		5,820,000		4,246,000
Income from continuing operations		4,262,000		2,663,000
Earnings per diluted share from continuing operations		1.88		1.25
Cash flow per share from continuing operations[3]	$	3.89	$	3.18
Weighted average diluted shares outstanding		2,272,000		2,135,000

As of December 31,		2001		2000
Total assets	$	64,287,000	$	63,690,000
Working capital		15,232,000		13,314,000
Long-term debt		17,125,000		7,400,000
Stockholders' equity	$	39,175,000	$	44,014,000

[1] Excludes the impact of 1997 non-recurring after-tax charge totaling $1.16 per share.

[2] Excludes the impact of 1997 non-recurring charges totaling $5.9 million.

[3] Cash flow per share is based on earnings plus depreciation and amortization.

TO OUR STOCKHOLDERS

The numbers that tell the story of Atrion's performance in 2001 are a good indication that our strategy is doing precisely what we intend it to do.

Our financial strategy is focused on maintaining a careful balance in the management of all our resources. Over the years, we have worked to grow our business and deliver improved earnings while allocating adequate funds to capital expenditures, research and development, operational improvements and the building of a sound infrastructure. We believe that this balance not only contributed to our performance in 2001, but serves as a vital component of our continuing growth and is a fundamental reason for our strength as a company.

In 2001, we met or surpassed every one of our financial goals for the year. Following are some of the results:

Cash Flow Per Share From Continuing Operations



$4
3
2
1
0
$1.13
$1.49
$2.32
$3.18
$3.89
1997
1998
1999
2000
2001

- For the third consecutive year, Atrion's earnings per diluted share from continuing operations increased by 50 percent or more, rising from $1.25 in 2000 to $1.88 in 2001.
- Revenues for the year increased 12 percent to $57.6 million, from $51.4 million in 2000.
- Operating income rose from $4.2 million in 2000 to $5.8 million in 2001, a 38 percent increase.
- We paid off all long-term debt during the year, before incurring new debt of approximately $17 million for a major repurchase of our stock in December 2001.
- Atrion's stock price more than doubled during the year, climbing to a record $38 by the close of 2001, from $15 at year-end 2000.
- The company continued to generate strong cash flow, measured by earnings from continuing operations plus depreciation and amortization. In 2001, cash flow per share from continuing operations increased to $3.89, a 22 percent increase over the prior year.

These results tell us that our focus on maintaining balance in our financial foundation is working well. We attribute our performance in 2001 to several factors.

Across our leading product lines, we experienced strong sales for the year. The majority of the company's top-selling products, which account for approximately 80 percent of revenues, recorded double-digit growth for the year. The added revenue represented a good balance between sales of existing products and new products, both to existing customers as well as new customers.


ATRION STOCK PRICE AND
VOLUME HISTORY
$ Per Share
Thousands
VOLUME-PRICE
Atrion

STRENGTH THROUGH BALANCE

Atrion maintains a careful balance in the management of its resources. Our goal is to deliver consistent growth and profitability while supporting the many critical components of our business, from product research and development to capital improvements in our facilities and equipment.





S T R E N G T H   T H R O U G H

D I V E R S I T Y

A distinct strength of our company is the diversity of our product lines. A number of Atrion's most successful products hold the leading market positions in their respective niches, demonstrating that small markets can produce large returns.



The continual pursuit of cost control measures and operational improvements plays an important role in our financial strategy. With a large part of our business devoted to making components and devices for the medical industry, every efficiency in the manufacturing process has an impact on the bottom line. Over the past three years, we have made major investments in state-of-the-art automated manufacturing equipment, allowing us to produce significantly higher volumes in response to increased demand for products. The upgraded production capacity brings greater efficiency, speed, volume and cost-effectiveness to our manufacturing processes.

We also have streamlined our sales organization to improve the marketing effort. Recognizing that the best results are achieved by sales personnel with clinical knowledge and strong industry relationships, we are putting individuals with specific product experience and expertise on the front lines of our sales effort. We believe this realignment helped drive the sales growth we achieved in 2001, providing improved performance as well as greater cost-effectiveness.

Our ability to generate strong cash flows gives us the flexibility to pursue initiatives that impact growth and benefit our company. Over the last three years, we have doubled our net investment in plant and machinery and, at the same time, repurchased a significant amount of our common stock. Even with these expenditures, by November 2001 we were able to pay off all our outstanding debt, which stood at $7.4 million at the end of 2000. From this strong cash position, we anticipated the accumulation of a large cash balance in 2002. Due to the current low-interest environment for short-term investments, we elected to repurchase some 500,000 additional shares of our stock, adding a judicious amount of debt. We believe that this restructuring of our capitalization will significantly enhance shareholder value over the next few years.

We also allocate a portion of our financial resources to research and development, which is critical to our continuing growth. Designing and developing new products, improving existing products, and engineering solutions in partnership with our customers is absolutely vital to our success. In the field of medically related products, getting new ideas into the marketplace is often a lengthy process due to time required for clinical studies and regulatory approvals. Therefore, we keep in our pipeline a number of products in various stages of development to provide opportunities for future growth on multiple fronts. Over the past three years, we have refocused our efforts on internal research and emphasized core products with the greatest market potential. In 2001, our investment in R&D accounted for 25 percent of the company's operating profits before taxes and R&D expenditures, an allocation that we believe is on target for the size of our company and the attainment of our strategic goals. Protecting our proprietary products, we have 184 active patents and 23 patents pending.

A distinct strength of our company is the diversity of our product lines. The devices and components we supply to end-users and manufacturers throughout the health care industry range from ophthalmology and cardiovascular products to fluid delivery devices. Although Atrion

Revenues by product line



Cardiovascular
Other
20%
25%
31%
24%
Ophthalmology
Fluid Delivery

is a relatively small company in the medical products arena, a number of our products hold leading market positions in their respective niches. At present, Atrion is a leading U.S. manufacturer of soft contact lens disinfection cases, clamps for IV sets, cardiac surgery vacuum relief valves, minimally invasive surgical tapes and check valves. Additionally, our LacriCATH® balloon catheter, used in ophthalmic procedures to treat blockages of the tear duct, occupies the leading market position as the only balloon catheter with FDA approval for this application. Atrion is also the leading manufacturer of valves and inflation devices used in marine and aviation safety products. The products which hold these top market positions are also the products which contributed most significantly to our total sales for the year, demonstrating that small markets can produce large returns.

Innovation is another hallmark of our product lines. Meeting the new and emerging needs of our market has provided many opportunities for growth. For example, the growing emphasis on protecting medical personnel from accidental needle-sticks gave rise to our introduction of the swabbable valve, a special needleless valve which can be sterilized by swabbing before each use. These valves can be used in a variety of applications for fluid delivery, such as intravenous injections. At present, we are also developing a needle vise, which securely captures used needles during surgery. Legislation in some states is driving increased demand for products like these that improve safety in the health care environment. We met another market need with the introduction of the MPS® Myocardial Protection System, a proprietary technology that delivers essential fluids and medications to the heart during open-heart surgery. An important advance in cardiac surgery, the MPS allows unprecedented control and flexibility in the delivery of whole blood and additives to the heart during surgery. The evolving market for this technology has opened new avenues of opportunity with applications for beating-heart surgery and pediatric heart surgery. To date, the MPS unit has been used in more than 70,000 surgeries and continues to gain favor with hospitals and surgeons across the U.S.



Looking to the future, we are focused on continued success in the areas that contribute to our strength and growth: Maintaining our position of leadership in the market niches where we have earned that distinction. Introducing new and improved products that will make significant inroads into their niche markets. Identifying new ways to improve operations, reduce costs and increase profitability. And, through everything we do, continuing to bring balance and diversity and growth to the company. From the present level, we expect continued annual growth in earnings per share from continuing operations in excess of 15 percent for at least the next three years.

Most importantly, in the years ahead we expect our performance to merit the continuing confidence of our stockholders, customers and employees. We look forward to many years of being able to report to you, again and again, an ever-increasing strength in our numbers.

Sincerely,

Emile A. Battat

Emile A. Battat
Chairman and President



FINANCIAL INFORMATION

Selected Financial Data

(In thousands, except per share amounts)

	2001	2000	1999	1998	1997
Revenues	$ 57,605	$ 51,447	$ 49,917	$ 43,397	$ 30,277
Income (loss) from continuing operations	4,262	2,663	2,128	1,478	(2,045)[a]
Net income	9,754[b]	2,792	2,293	2,140	17,170[a]
Total assets	64,287	63,690	64,640	60,415	60,942
Long-term debt	17,125	7,400	10,417	—	203
Income (loss) from continuing operations, per basic share	2.10	1.30	0.82	0.46	(0.63)
Net income per basic share	4.80[b]	1.36	0.88	0.67	5.33
Dividends per share	—	—	—	—	0.60
Average basic shares outstanding	2,033	2,047	2,593	3,203	3,224

[a] The 1997 amounts include an impairment loss of $3.0 million after tax and a charge for a product replacement program of $.7 million after tax.
[b] Includes a $5.5 million after-tax gain ($2.70 per share) from discontinued operations (See Note 2).



Consolidated Statements of Income

(For the years ended December 31, 2001, 2000 and 1999)

	2001	2000	1999
	(In thousands, except per share amounts)		
Revenues	$ 57,605	$ 51,447	$ 49,917
Cost of Goods Sold	35,777	31,561	30,337
Gross Profit	21,828	19,886	19,580
Operating Expenses:			
Selling	6,248	7,010	6,841
General and administrative	7,849	6,576	7,022
Research and development	1,911	2,054	2,601
	16,008	15,640	16,464
Operating Income	5,820	4,246	3,116
Interest Expense, net	(223)	(654)	(257)
Other Income (Expense), net	468	(6)	10
Income from Continuing Operations before Provision for Income Taxes	6,065	3,586	2,869
Income Tax Provision (Note 4)	(1,803)	(923)	(741)
Income From Continuing Operations	4,262	2,663	2,128
Gain on Disposal of Discontinued Operations, net of tax (Note 2)	5,492	129	165
Net Income	$ 9,754	$ 2,792	$ 2,293
Earnings Per Basic Share:			
Continuing operations	$ 2.10	$ 1.30	$ 0.82
Discontinued operations	2.70	0.06	0.06
Net Income Per Basic Share	$ 4.80	$ 1.36	$ 0.88
Weighted Average Basic Shares Outstanding	2,033	2,047	2,593
Earnings Per Diluted Share:			
Continuing operations	$ 1.88	$ 1.25	$ 0.81
Discontinued operations	2.42	0.06	0.06
Net Income Per Diluted Share	$ 4.30	$ 1.31	$ 0.87
Weighted Average Diluted Shares Outstanding	2,272	2,135	2,631

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Balance Sheets

As of December 31, 2001 and 2000

Assets:	2001	2000
	(In thousands)	
Current Assets:		
Cash and cash equivalents	$ 542	$ 159
Accounts receivable, net	7,559	7,175
Inventories, net (Note 1)	11,114	10,110
Prepaid expenses	1,463	575
	20,678	18,019
Property, Plant and Equipment:		
Original cost (Note 1)	39,866	37,472
Less accumulated depreciation and amortization	14,488	11,225
	25,378	26,247
Other Assets and Deferred Charges:		
Patents, net of accumulated amortization of $6,543 and $6,238 in 2001 and 2000, respectively (Note 1)	2,707	3,012
Goodwill, net of accumulated amortization of $4,114 and $3,511 in 2001 and 2000, respectively (Note 1)	12,216	12,803
Other	3,308	3,609
	18,231	19,424
	$ 64,287	$ 63,690

Liabilities and Stockholders' Equity:		
Current Liabilities:		
Accounts payable and accrued liabilities	$ 5,337	$ 4,518
Accrued income and other taxes	109	187
	5,446	4,705
Long-term Debt (Note 3)	17,125	7,400
Other Liabilities and Deferred Credits:		
Deferred income taxes (Note 4)	1,576	6,470
Other	965	1,101
	2,541	7,571
Commitments and Contingencies (Note 12)		
Stockholders' Equity:		
Common stock, par value $0.10 per share, authorized 10,000,000 shares, issued 3,419,953 shares in 2001 and 2000 (Note 5)	342	342
Paid-in capital	7,991	6,419
Retained earnings (Note 8)	61,660	51,906
Treasury shares, 1,732,032 shares in 2001 and 1,427,660 shares in 2000, at cost (Note 5)	(30,818)	(14,653)
	39,175	44,014
	$ 64,287	$ 63,690

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

Consolidated Statements of Cash Flows

(For the years ended December 31, 2001, 2000 and 1999)

	2001	2000	1999
		(In thousands)	
Cash Flows From Operating Activities:			
Net income	$ 9,754	$ 2,792	$ 2,293
Adjustments to reconcile net income to net cash provided by operating activities:			
Gain on disposal of discontinued operations (Note 2)	(5,492)	(129)	(165)
Depreciation and amortization	4,569	4,119	3,975
Deferred income taxes	316	77	593
Tax benefit related to stock plans	1,238	—	—
Other	(262)	(242)	(744)
	10,123	6,617	5,952
Changes in current assets and liabilities:			
Decrease (increase) in accounts receivable	(384)	592	(489)
Increase in other current assets	(1,893)	(575)	(184)
Increase (decrease) in accounts payable	253	170	(35)
Increase in other current liabilities	605	578	13
Net cash provided by continuing operations	8,704	7,382	5,257
Net cash provided by discontinued operations (Note 2)	165	165	165
	8,869	7,547	5,422
Cash Flows From Investing Activities:			
Property, plant and equipment additions, net	(2,808)	(3,289)	(12,102)
Patent sale	428	—	—
Proceeds from disposal of discontinued operations	—	199	—
	(2,380)	(3,090)	(12,102)
Cash Flows From Financing Activities:			
Net increase (decrease) in long-term indebtedness	9,725	(3,017)	10,214
Issuance of treasury stock	1,778	85	—
Purchase of treasury stock	(17,609)	(1,436)	(9,099)
	(6,106)	(4,368)	1,115
Net change in cash and cash equivalents	383	89	(5,565)
Cash and cash equivalents, beginning of year	159	70	5,635
Cash and cash equivalents, end of year	$ 542	$ 159	$ 70
Cash paid for:			
Interest (net of capitalized amounts)	$ 272	$ 746	$ 283
Income taxes (net of refunds)	1,217	4	186

The accompanying notes to consolidated financial statements are an integral part of these statements.

(1) Summary of Significant Accounting Policies

Atrion Corporation designs, develops, manufactures and markets products primarily for the medical and health care industry. As of December 31, 2001 the principal subsidiaries of the Company through which it conducted its operations were Quest Medical, Inc., Atrion Medical Products, Inc. and Halkey-Roberts Corporation.

Principles of Consolidation

The consolidated financial statements include the accounts of Atrion Corporation and its subsidiaries (the "Company"). All significant intercompany transactions and balances have been eliminated in consolidation.

Cash and Cash Equivalents

Cash equivalents are securities with original maturities of 90 days or less.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined by using the first-in, first-out method. The following table details the major components of inventory (in thousands):

	December 31,	
	2001	2000
Raw materials	**$ 6,188**	$ 5,483
Finished goods	**4,189**	3,778
Work in process	**888**	980
Reserve for obsolescence	**(151)**	(131)
Net inventory	**$11,114**	$10,110

Property, Plant and Equipment

Property, plant and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the related assets, ranging from three to 30 years. Expenditures for repairs and maintenance are charged to expense as incurred. The following table represents a summary of property, plant and equipment at original cost as of December 31, 2001 and 2000 (in thousands):

	December 31,	
	2001	2000
Land	**$ 1,506**	$ 1,506
Buildings	**10,834**	10,578
Machinery and equipment	**27,526**	25,388
Total property, plant and equipment	**$ 39,866**	$37,472

Depreciation expense of $3,743,000, $3,225,000 and $3,079,000 was recorded for the years ended December 31, 2001, 2000 and 1999, respectively.

Goodwill and Patents

Goodwill represents the excess of cost over the fair market value of tangible and identifiable intangible net assets acquired. Values assigned to patents were agreed to at the time of the acquisition between selling and acquiring parties. Through December 31, 2001, goodwill was being amortized over 25 years. Patents are being amortized over the remaining lives of the individual patents, which are 5 to 15 years. Goodwill and patents, as well as other long-lived assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable, as determined based on the undiscounted cash flows of the operations acquired over the remaining amortization period. There were no impairments recorded in the periods presented. Management of the Company will continue to evaluate the realizability of its intangible and other long-lived assets as changes in the medical and health care industry take place.

Research and Development Costs

Research and development costs relating to the development of new products and improvements of existing products are expensed as incurred.

Revenues

For the majority of its products, the Company recognizes revenue from sales when products are shipped to customers. For certain other products revenue is recognized based on usage or time under defined leasing agreements. Revenue is recognized only when all of the following criteria are met: 1) persuasive evidence that an arrangement exists, 2) delivery and performance, 3) fixed or determinable sales price and 4) collectibility is reasonably assured. Provisions are made for bad debts where appropriate and are reviewed periodically. The allowance for bad debts was $113,000 and $44,000 at December 31, 2001 and 2000, respectively.

Income Taxes

The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standard ("SFAS") No. 109, "Accounting for Income Taxes." The asset and liability approach used under SFAS No. 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting basis and the tax basis of the Company's other assets and liabilities (see Note 4).

New Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 141 ("SFAS 141"), "Business Combinations," and Statement No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets." SFAS 141 eliminates pooling of interest accounting and requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method. SFAS 142 eliminates the amortization of goodwill and certain other intangible assets and requires the Company to evaluate goodwill for impairment on an annual basis by applying a fair value test. SFAS 142 also requires that an identifiable intangible asset which is determined to have an indefinite useful economic life not be amortized, but separately tested for impairment using a fair value-based approach. As of December 31, 2001, the Company had not recorded any identifiable intangible assets that have an indefinite useful life.

The Company adopted SFAS 142 effective January 1, 2002. As a result, the amortization of existing goodwill ceased on December 31, 2001, which will result in a decrease in amortization expense from the 2001 level of approximately $603,000 before tax, $428,000 after tax, in 2002. However, the Company will be required to test its goodwill for impairment under the new standard effective for the first quarter of 2002, which could have an adverse effect on the Company's future results of operations if these assets are deemed impaired. The Company has not determined if a goodwill asset write-down will occur upon adoption. The Company plans to engage an independent firm to assist in the evaluation of its major goodwill assets. The remaining goodwill asset balance totaled $12.2 million at December 31, 2001.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 establishes accounting standards for the recognition and measurement of legal obligations associated with the retirement of tangible long-lived assets. This statement is effective for the fiscal year beginning January 1, 2003. The Company does not anticipate that the adoption of this statement will have an impact on the Company's results of operations or financial position.

In July 2001, the FASB issued SFAS No. 144 "Impairment or Disposal of Long-Lived Assets," which is effective for the fiscal year that began January 1, 2002. The provisions of this statement provide a single accounting model for impairment of long-lived assets, including discontinued operations. The Company does not anticipate that the adoption of this statement will have an impact on the Company's results of operations or financial position.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements and the reported amount of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Financial Presentation

Certain prior-year amounts have been reclassified to conform with current-year presentation.

(2) Discontinued Operations

During 1997, the Company sold all of its natural gas operations. The consolidated financial statements presented herein reflect the Company's natural gas operations as discontinued operations for all periods presented. The consolidated financial statements reflect a gain on disposal of these discontinued operations of $5,492,000, $129,000 and $165,000 in 2001, 2000 and 1999, respectively. These amounts include an income tax benefit of $5,126,000 in 2001 and are net of income tax expense of $67,000 and $85,000 in 2000 and 1999, respectively.

In addition to the initial consideration received in 1997 upon the sale of the natural gas operations, certain annual contingent deferred payments of up to $250,000 per year were to be paid to the Company over an eight-year period which began in 1999, with the amount paid each year to be dependent upon revenues received by the purchaser from certain gas transportation contracts. The Company received deferred payments of $250,000 each, before tax from the purchaser in April 1999, 2000 and 2001 which are reflected in each year as a gain from discontinued operations of $165,000, net of tax. The 2001 gain also includes a $5,326,000 non-cash gain from reversal of a reserve established when the Company disposed of its natural gas operations in 1997. This reversal in the third quarter of 2001 followed the resolution of an outstanding contingency related to the sale of those assets. The 2000 gain reflected above is net of a $36,000 loss related to the sale of certain residual properties associated with the Company's natural gas operations.

(3) Long-term Debt and Other Borrowings

Long-term debt as of December 31, 2001 and 2000 consisted of the following (in thousands):

	2001	2000
Revolving credit facility	$17,125	$ 7,400
Less amounts due in one year	—	—
	$17,125	$ 7,400

The Company has a revolving credit facility ("Credit Facility") with a regional bank. In December 2001 the Credit Facility arrangement was amended to increase the credit line under the Credit Facility from $18.5 million to $25.0 million. Under the Credit Facility, the Company and certain of its subsidiaries have a line of credit which is secured by substantially all inventory, equipment and accounts receivable of the Company. Interest under the Credit Facility is assessed at 30-day, 60-day or 90-day LIBOR, as selected by the Company, plus one percent (3.081% at December 31, 2001) and is payable monthly. The term of the Credit Facility expires November 12, 2004 and may be extended under certain circumstances. At any time during the term, the Company may convert any or all outstanding amounts under the Credit Facility to a term loan with a maturity of two years. The Company's ability to borrow funds under the Credit Facility from time to time is contingent on meeting certain covenants in the loan agreement, the most restrictive of which is the ratio of total debt to earnings before interest, income tax, depreciation and amortization. At December 31, 2001, the Company was in compliance with all financial covenants.

On December 31, 2001, the estimated fair value of long-term debt described above was approximately the same as the carrying amount of such debt on the consolidated balance sheet. The fair value was calculated in accordance with the requirements of SFAS No. 107, "Disclosures About the Fair Value of Financial Instruments," and was estimated by discounting the future cash flows using rates currently available to the Company for debt instruments with similar terms and remaining maturities.

(4) Income Taxes

The items comprising income tax expense for continuing operations are as follows:

		2001	2000	1999
			(In thousands)	
Current	— Federal	$ 1,520	$ 579	$ 181
	— State	188	85	93
		1,708	664	274
Deferred	— Federal	74	225	424
	— State	21	34	43
		95	259	467
Total income tax expense		$ 1,803	$ 923	$ 741

Temporary differences and carryforwards which gave rise to a significant portion of deferred tax assets and liabilities as of December 31, 2001 and 2000 are as follows:

	2001	2000
	(In thousands)	
Deferred tax assets:		
Benefit plans	$ 603	$ 569
Tax credits	816	934
Other, net	922	1,159
Subtotal	2,341	2,662
Valuation allowance	—	(68)
Total deferred tax assets	$ 2,341	$ 2,594
Deferred tax liabilities:		
Depreciation and property basis differences	$ 2,654	$ 2,516
Pensions	333	384
Other, net	930	6,164
Total deferred tax liabilities	$ 3,917	$ 9,064

The deferred tax assets as of December 31, 2001 reflected in the table above include alternative minimum tax credit carryforwards of $423,000 and research and development (R&D) tax credit carryforwards of $393,000. The R&D tax credit carryforwards expire from 2018 to 2021. Management believes that a valuation allowance is not necessary based on the Company's earnings history, the projections for future taxable income and other relevant considerations over the periods during which the deferred tax assets become deductible.

Total income tax expense for continuing operations differs from the amount that would be provided by applying the statutory federal income tax rate to pretax earnings as illustrated below:

	2001	2000	1999
		(In thousands)	
Income tax expense at the statutory federal income tax rate	$ 2,062	$ 1,219	$ 975
Increase (decrease) resulting from:			
State income taxes	220	141	136
Decrease in valuation allowance	(68)	(63)	—
Research and development credit	(52)	(130)	(101)
Foreign Sales Corporation benefit	(352)	(265)	(269)
Other, net	(7)	21	—
Total income tax expense	$ 1,803	$ 923	$ 741

(5) Common Stock

The Board of Directors of the Company has at various times authorized repurchases of Company stock in open-market or negotiated transactions at such times and at such prices as management may from time to time decide. The Company has effected a number of open-market or negotiated transactions to purchase its stock during the past three years. These repurchases totaled 10,300, 114,500 and 220,900 shares during the years 2001, 2000 and 1999, respectively, at per share prices ranging from $7.77 to $21.75. As of December 31, 2001, there remained authorization for the repurchase of 140,200 additional shares. The Company made one tender offer during 2001 and two tender offers during 1999 purchasing a total of 1,146,289 shares of its common stock. Pursuant to these tender offers, the Company purchased 502,229 shares of its common stock at $34.50 per share in December 2001, 342,536 shares of its common stock at $12.00 per share in December 1999, and 301,524 shares of its common stock at $10.00 per share in April 1999. All shares purchased in the tender offers and in the open-market or negotiated transactions became treasury shares upon repurchase by the Company. The Company utilized 234,900 treasury shares in 2001 in connection with the exercise of options under its various stock option plans (see note 9). Employees tendered to the Company 26,743 shares of common stock in connection with the exercise of these stock options which also became treasury shares. At December 31, 2001 and 2000, there were 1,732,032 and 1,427,660 shares, respectively, of common stock held in treasury. The cost of these shares is shown as a reduction in stockholders' equity in the consolidated balance sheets.

The Company has a Common Share Purchase Rights Plan, which is intended to protect the interests of stockholders in the event of a hostile attempt to take over the Company. The rights, which are not presently exercisable and do not have any voting powers, represent the right of the Company's stockholders to purchase at a substantial discount, upon the occurrence of certain events, shares of common stock of the Company or of an acquiring company involved in a business combination with the Company. In January 2000, this plan, which was adopted in February 1990, was extended until February 2005.

(6) Earnings Per Share

The following is the computation for basic and diluted earnings per share from continuing operations:

	2001	2000	1999
	(In thousands, except per share amounts)		
Income from continuing operations	$ 4,262	$ 2,663	$ 2,128
Weighted average basic shares outstanding	2,033	2,047	2,593
Add: Effect of dilutive securities (options)	239	88	38
Weighted average diluted shares outstanding	2,272	2,135	2,631
Earnings per share from continuing operations:			
Basic	$ 2.10	$ 1.30	$ 0.82
Diluted	$ 1.88	$ 1.25	$ 0.81

(7) Stock Option Plans

The Company's 1997 Stock Incentive Plan provides for the grant to key employees of incentive and nonqualified stock options, stock appreciation rights, restricted stock and performance shares. In addition, under the 1997 Stock Incentive Plan, outside directors (directors who are not employees of the Company or any subsidiary) receive automatic annual grants of nonqualified stock options to purchase 2,000 shares of common stock. The aggregate number of shares of common stock reserved for grants under the 1997 Stock Incentive Plan is the sum of 500,000 shares and the number of shares reserved for issuance under prior plans in excess of the number of shares as to which options have been granted, including any shares subject to previously granted options that lapse, expire, terminate or are canceled. The purchase price of shares issued on the exercise of incentive options must be at least equal to the fair market value of such shares on the date of grant. The purchase price for shares issued on the exercise of nonqualified options and restricted and performance shares is fixed by the Compensation Committee of the Board of Directors. The options granted become exercisable as determined by the Compensation Committee and expire no later than 10 years after the date of grant.

During 1990 and 1994, the stockholders of the Company approved the adoption of the Company's 1990 Stock Option Plan and 1994 Key Employee Stock Incentive Plan, respectively, which provided for the grant to key employees of incentive and nonqualified options to purchase shares of common stock of the Company. During 1998, the Company's stockholders approved the adoption of the Company's 1998 Outside Directors Stock Option Plan which, as amended, provided for the automatic grant on February 1, 1998 and February 1, 1999 of nonqualified stock options to the Company's outside directors. Although no additional options may be granted under the 1990 Stock Option Plan, the 1994 Key Employee Stock Incentive Plan or the 1998 Outside Directors Stock Option Plan, all outstanding options under those plans continue to be governed by the terms and conditions of those plans and the existing option agreements for those grants.

Option transactions for the years 1999, 2000 and 2001 are as follows:

	Shares	Price Per Share
Options outstanding at December 31, 1998	664,300	$ 6.88 — 17.00
Granted in 1999	99,000	$ 7.63 — 7.63
Expired in 1999	(271,750)	$ 6.88 — 17.00
Exercised in 1999	—	$ 0.00 — 0.00
Options outstanding at December 31, 1999	491,550	$ 6.88 — 15.17
Granted in 2000	48,300	$ 11.56 — 12.31
Expired in 2000	(38,300)	$ 6.88 — 12.25
Exercised in 2000	(9,200)	$ 6.88 — 9.00
Options outstanding at December 31, 2000	492,350	$ 6.88 — 15.17
Granted in 2001	81,000	$ 14.06 — 22.50
Expired in 2001	(13,600)	$ 6.88 — 12.25
Exercised in 2001	(234,900)	$ 6.88 — 22.50
Options outstanding at December 31, 2001	324,850	$ 6.88 — 22.50

As of December 31, 2001, options for 174,350 of the above-listed shares were exercisable and there remained 280,484 shares for which options may be granted in the future under the 1997 Stock Incentive Plan. For the 324,850 options outstanding at December 31, 2001, the weighted average exercise price was $11.62 and the weighted average remaining life was 7.2 years.

The Company accounts for stock options under Accounting Principles Board ("APB") Opinion No. 25, which requires compensation costs to be recognized only when the option exercise price is below the market price at the grant date. SFAS No. 123, "Accounting for Stock-Based Compensation," allows a company to follow APB Opinion No. 25 with an additional disclosure that shows what the company's pro forma net income would have been using SFAS No. 123.

Pro forma information regarding net income and earnings per share as required by SFAS No. 123 has been determined as if the Company had accounted for its stock options under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2001, 2000 and 1999:

	2001	2000	1999
Risk-free interest rate	5.2%	6.6%	4.9%
Dividend yield	0.0%	0.0%	0.0%
Volatility factor	33.0%	30.0%	30.0%
Weighted average expected life	7 years	7 years	7 years

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The Company's pro forma net income and earnings per basic share were as follows:

	2001	2000	1999
	(In thousands, except per share amounts)		
Net income — as reported	$ 9,754	$ 2,792	$ 2,293
Net income — pro forma	$ 9,479	$ 2,274	$ 1,839
Earnings per basic share — as reported	$ 4.80	$ 1.36	$ 0.88
Earnings per basic share — pro forma	$ 4.66	$ 1.11	$ 0.71
Weighted average fair value of options granted during the year	$ 7.06	$ 5.57	$ 3.29

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the model used for the above disclosure does not provide a reliable measure of the fair value of its stock options.

(8) Retained Earnings

The following table reflects changes in consolidated retained earnings for the years ended December 31, 2001, 2000 and 1999:

	2001	2000	1999
		(In thousands)	
Balance, beginning of year	$51,906	$49,114	$46,821
Add: Net income for the year	9,754	2,792	2,293
Balance, end of year	$61,660	$51,906	$49,114

(9) Revenues From Major Customers

The Company had one major customer which represented approximately $11.0 million (19.1 percent), $8.9 million (17.3 percent), and $8.3 million (16.6 percent) of the Company's operating revenues during the years 2001, 2000 and 1999, respectively.

(10) Industry Segment and Geographic Information

SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," establishes standards for reporting information about operating segments in annual financial statements and requires reporting selected information about operating segments in interim financial reports issued to stockholders. The Company operates in one reportable industry segment: designing, developing, manufacturing and marketing products for the medical and health care industry and has no foreign operating subsidiaries. The Company's product lines include pressure relief valves and inflation systems which are sold primarily to the aviation and marine industries. Due to the similarities in product technologies and manufacturing processes, these products are managed as part of the medical products segment. The Company recorded incidental revenues from its oxygen pipeline, which totaled approximately $950,000 in each of the years of 2001, 2000 and 1999. Pipeline net assets totaled $2,737,000 at December 31, 2001. Company revenues from sales to parties outside the United States totaled approximately 33 percent of the Company's total revenues in 2001 and 22 percent of the Company's total revenues in 2000 and 1999. No Company assets are located outside the United States.

(11) Employee Retirement and Benefit Plans

A noncontributory defined benefit retirement plan is maintained for all regular employees of the Company except those of Quest Medical. This plan was amended effective January 1, 1998 to become a cash balance pension plan. The Company's funding policy is to make the annual contributions required by applicable regulations and recommended by its actuary.

The changes in the plan's projected benefit obligation ("PBO") as of December 31, 2001 and 2000 are as follows (in thousands):

	2001	2000
Change in Benefit Obligation		
Benefit obligation, January 1	$ 4,268	$ 3,429
Service cost	369	383
Interest cost	296	271
Actuarial loss	12	522
Benefits paid	(346)	(337)
Benefit obligation, December 31	$ 4,599	$ 4,268

The changes in the fair value of plan assets, funded status of the plan and the status of the prepaid pension benefit recognized, which is included in the Company's balance sheets as of December 31, 2001 and 2000, are as follows (in thousands):

	2001	2000
Change in Plan Assets		
Fair value of plan assets, January 1	$ 5,497	$ 5,872
Actual return on plan assets	(601)	(38)
Benefits paid	(346)	(337)
Fair value of plan assets, December 31	$ 4,550	$ 5,497
Funded status of plan	$ (49)	$ 1,229
Unrecognized actuarial loss	1,118	28
Unrecognized prior service cost	84	89
Unrecognized net transition obligation	(175)	(219)
Net amount recognized as other assets	$ 978	$ 1,127

The components of net periodic pension cost for 2001, 2000 and 1999 were as follows (in thousands):

	2001	2000	1999
Components of Net Periodic Pension Cost			
Service cost	$ 369	$ 383	$ 315
Interest cost	296	271	226
Expected return on assets	(477)	(506)	(421)
Prior service cost amortization	6	6	6
Actuarial gain	—	(9)	(7)
Transition amount amortization	(44)	(44)	(43)
Net periodic pension cost	$ 150	$ 101	$ 76

Actuarial assumptions used to determine the values of the PBO at December 31, 2001 and 2000 and the benefits cost for 2001, 2000 and 1999 included the following: a discount rate of 7.25 percent for 2001 and 2000, and a discount rate of 7.75 percent for 1999; an estimated long-term rate of return on plan assets of 9 percent in 2001 and 2000, and 8 percent in 1999; and an estimated weighted average rate of compensation increase of 5 percent in 2001 and 2000, and 6 percent in 1999. As of December 31, 2001, the plan's assets were invested in mutual funds as follows: equity, 76 percent; fixed income, 22 percent; and money market, 2 percent.

The Company also sponsors a defined contribution plan for all employees. Each participant may contribute certain amounts of eligible compensation. The Company makes a matching contribution to the plan. The Company's contribution under this plan was $258,000 in 2001, $272,000 in 2000, and $250,000 in 1999.

(12) Commitments and Contingencies

The Company is subject to legal proceedings, third-party claims and other contingencies related to product liability, regulatory, employee and other matters that arise in the ordinary course of business. In the opinion of management, the amount of potential liability with respect to these actions will not materially affect the Company's financial position, results of operations or liquidity.

The Company has arrangements with its executive officers (the "Executives") pursuant to which the termination of their employment under certain circumstances would result in lump sum payments to the Executives. Termination under such circumstances in 2002 could result in payments aggregating $4.9 million, excluding any excise tax that may be reimbursable by the Company.

In May 1996, Halkey-Roberts Corporation ("Halkey-Roberts") began leasing the land, building and building improvements in St. Petersburg, Florida, which serve as Halkey-Roberts' headquarters and manufacturing facility, under a 10-year lease. The lease provides for monthly payments, including certain lease payment escalators, and provides for certain sublease and assignment rights. The lease also provides the right of either the landlord or Halkey-Roberts to terminate the lease on 12 months notice effective at any time after May 21, 2002. The Company has guaranteed Halkey-Roberts' payment and performance obligations under the lease. The lease is being accounted for as an operating lease, and the rental expense for the years ended December 31, 2001, 2000 and 1999 was $372,000, $361,000 and $351,000 respectively. Future minimum rental commitment under this lease is $384,000 in 2002.

(13) Quarterly Financial Data (Unaudited)

Quarterly financial data for 2001 and 2000 are as follows:

Quarter Ended	Operating Revenue	Operating Income	Net Income	Earnings Per Basic Share
	(In thousands, except per share amounts)			
03/31/01	$ 14,803	$ 1,413	$ 905	$ 0.45
06/30/01	14,776	1,513	1,433	0.71
09/30/01	15,418	1,733	6,503[a]	3.17[a]
12/31/01	12,608	1,161	913	0.44
03/31/00	$ 12,985	$ 864	$ 532	$ 0.25
06/30/00	13,042	1,044	738	0.36
09/30/00	12,459	1,056	728	0.36
12/31/00	12,961	1,282	794	0.39

[a] Includes a $5.3 million after-tax gain ($ 2.60 per share) from discontinued operations (See Note 2).

Report of Independent Public Accountants

To the Stockholders and the Board of Directors of Atrion Corporation:

We have audited the accompanying consolidated balance sheets of Atrion Corporation (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Atrion Corporation and subsidiaries as of December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Atlanta, Georgia
February 25, 2002

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

The Company's income from continuing operations was $4.3 million or $2.10 per basic and $1.88 per diluted share in 2001 compared to income from continuing operations of $2.7 million or $1.30 per basic and $1.25 per diluted share in 2000 and $2.1 million or $.82 per basic and $.81 per diluted share in 1999. Net income, including discontinued operations, totaled $9.8 million or $4.80 per basic and $4.30 per diluted share in 2001 compared with $2.8 million or $1.36 per basic and $1.31 per diluted share in 2000 and $2.3 million or $.88 per basic and $.87 per diluted share in 1999.

Operating revenues were $57.6 million in 2001 compared with $51.4 million in 2000 and $49.9 million in 1999. The 12% revenue increase in 2001 over the prior year reflected increases in revenues in most of the Company's major product lines. The areas which realized the greatest percentage increases included the Company's ophthalmology products, kitting operations and the MPS product line. The 3% revenue growth experienced in 2000 was led by these same product lines. However, unusually large product shipments in late 1999 to some of the Company's significant customers that were building up inventory levels of some of its other products negatively impacted 2000 revenues and significantly reduced revenue growth between those years.

The Company's cost of sales was $35.8 million in 2001 compared with $31.6 million in 2000 and $30.3 million in 1999. The increase in cost of sales for 2001 over 2000 and for 2000 over 1999 was primarily related to the increased sales mentioned above and the impact of increased manufacturing volumes.

Gross profits were $21.8 million in 2001 compared with $19.9 million in 2000 and $19.6 million in 1999. The increase in gross profit in 2001 over 2000 and in 2000 over 1999 was primarily the result of the above mentioned revenue increases. The Company's gross profit in 2001 was 38 percent of revenues compared with 39 percent of revenues in 2000 and in 1999. The decline in gross profit percentage in 2001 from the prior years was primarily due to increased costs of a specialty resin used in one of the Company's major products. This increase was caused by a temporary shortage of supply of the resin caused by an explosion at the supplier's plant. This problem was resolved at the end of 2001 and prices for this resin have since returned to normal.

Operating expenses were $16.0 million in 2001 compared with $15.6 million in 2000 and $16.5 million in 1999. The increase in operating expenses from 2000 to 2001 was primarily attributable to increased General and Administrative (G&A) expenses offset partially by reductions of Selling expenses and, to a lesser extent, Research and Development (R&D) expenses. G&A expenses for 2001 were $1.3 million higher than G&A expenses for 2000 primarily as a result of higher spending on outside services, compensation and benefit programs. The decrease in Selling expenses in 2001 from 2000 of $762,000 was primarily related to reductions in compensation and benefit programs and travel-related expenses. R&D expenses were $143,000 lower for

2001 compared with 2000 primarily as a result of reduced spending on outside services and qualification materials. The decrease in operating expenses from 1999 to 2000 was primarily attributable to reduced G&A expenses and reduced R&D expenses partially offset by increased Selling expenses. G&A expenses for 2000 were $446,000 less than the prior year primarily as a result of reduced spending on outside services and compensation and benefit programs. R&D expenses were $547,000 lower for 2000 as compared with 1999. This reduction resulted primarily from the Company's reduced R&D efforts on non-core products with limited market potential.

The Company's operating income for 2001 was $5.8 million compared with $4.2 million in 2000 and $3.1 million in 1999. Revenue growth, cost containment and cost reduction activities were the major contributors to the operating income improvements during the three-year period.

Net interest expense was $223,000 in 2001 compared to $654,000 in 2000 and $257,000 in 1999. The reduction in 2001 from 2000 was primarily related to lower interest rates and the Company's lower average borrowing level in 2001. The Company's borrowing of funds under its revolving credit facility in late December 2001 in connection with its repurchase of outstanding common stock of the Company under a tender offer is expected to result in increased interest expense in 2002. The increase in interest expense from 1999 to 2000 was primarily attributable to the higher average borrowing level in 2000 caused by additional borrowings under the Company's revolving credit facility to fund its repurchases of outstanding common stock of the Company during 1999 and 2000. The increase in other income in 2001 is primarily related to the Company's one-time pre-tax gain of $428,000 on the sale of a patent.

Income tax expense in 2001 totaled $1,803,000 compared with $923,000 in 2000 and $741,000 in 1999. The differences between years reflect changes in pre-tax income between the respective years.

The Company believes that 2002 revenues at all operations will be higher than 2001 revenues at those operations and that the cost of goods sold, gross profit, operating income, net interest expense and income from continuing operations will each be higher in 2002 than in 2001.

Discontinued Operations

During 1997, the Company sold all of its natural gas operations. The financial statements presented herein reflect the Company's natural gas operations as discontinued operations for all periods presented. The financial statements also reflect an after-tax gain on disposal of these discontinued operations of $5.5 million or $2.70 per basic and $2.42 per diluted share in 2001, $.1 million or $.06 per basic and diluted share in 2000 and $.2 million or $.06 per basic and diluted share in 1999.

In addition to the initial consideration received in 1997 upon the sale of the natural gas operations, certain annual contingent deferred payments of up to $250,000 per year were to be paid to the Company over an eight-year period which began in 1999, with the amount paid each year to be dependent upon revenues received by the purchaser from certain gas transportation contracts. The Company received deferred payments of $250,000 each, before tax from the purchaser in April 1999, 2000 and 2001 which are reflected in each year as a gain from discontinued operations of $165,000, net of tax. The 2001 gain also includes a $5,326,000 non-cash gain from reversal of a reserve established when the Company disposed of its natural gas operations in 1997. This reversal in the third quarter of 2001 followed the resolution of an outstanding contingency related to the sale of those assets. The 2000 gain reflected above is net of a $36,000 loss related to the sale of certain residual properties associated with the Company's natural gas operations.

Liquidity and Capital Resources

The Company has a $25 million revolving credit facility (the "Credit Facility") with a regional bank to be utilized for the funding of operations and for major capital projects or acquisitions subject to certain limitations and restrictions (see Note 3 of Notes to Consolidated Financial Statements). Borrowings under the Credit Facility bear interest that is payable monthly at 30-day, 60-day or 90-day LIBOR, as selected by the Company, plus one percent. At December 31, 2001 the Company had outstanding borrowings of $17.1 million under the Credit Facility. The Credit Facility, which expires November 12, 2004 and may be extended under certain circumstances, contains various restrictive covenants none of which is expected to impact the Company's liquidity or capital resources.

As of December 31, 2001, the Company had cash and cash equivalents of $542,000 compared with $159,000 at December 31, 2000. The Company had long-term debt as of December 31, 2001 of $17.1 million compared with $7.4 million as of December 31, 2000. The increase in cash and cash equivalents from December 31, 2000 to December 31, 2001 was primarily funded by net cash from operating activities and borrowings under the Company's Credit Facility remaining after repurchases of outstanding common stock of the Company and purchases of new machinery. The increase in long-term debt from December 31, 2000 to December 31, 2001 was primarily related to a $17.4 million repurchase of outstanding common stock of the Company under a tender offer in December 2001. Cash provided by continuing operations increased to $8.7 million in 2001 compared to $7.4 million in 2000 and $5.3 million in 1999. Capital expenditures for property, plant and equipment for continuing operations totaled $2.8 million in 2001 compared with $3.3 million in 2000 and $12.1 million in 1999. Included in the 1999 capital expenditure amount was $6.5 million for the purchase of the Company's Allen, Texas facility.

As previously discussed, the Company recorded a non-cash gain from discontinued operations during 2001. The gain had no effect on the Company's cash position or the balance of its outstanding indebtedness and it will not have any impact on earnings from continuing operations in future periods.

The Company believes that its existing cash and cash equivalents, cash flows from operations, borrowings available under the Company's Credit Facility, supplemented, if necessary, with equity or debt financing, which the Company believes would be available, will be sufficient to fund the Company's cash requirements for at least the foreseeable future.

Companies sometimes establish legal entities for a specific business transaction or activity in the form of a Special Purpose Entity (SPE). SPEs may be used to facilitate off-balance sheet financing, acquiring financial assets, raising cash from owned assets and similar transactions. The Company has no SPEs, no off-balance sheet financing arrangements or any derivative financial instruments.

In January 1998, the Board of Directors discontinued the payment of quarterly cash dividends. Such action was taken to facilitate the Company's growth strategy as well as to bring the Company's dividend policy more in line with other companies in the medical products industry.

Impact of Inflation

The Company experiences the effects of inflation primarily in the prices it pays for labor, materials and services. Over the last three years, the Company has experienced the effects of moderate inflation in these costs. At times, the Company has been able to offset a portion of these increased costs by increasing the sales prices of its products. However, competitive pressures have not allowed for full recovery of these cost increases.

New Accounting Pronouncements

The Financial Accounting Standards Board (FASB) has issued SFAS No. 141, SFAS No. 142, SFAS No. 143 and SFAS No. 144. The impact on the Company of these items is described in Note 1 of our Notes to Consolidated Financial Statements.

Critical Accounting Policies

In the ordinary course of business, the Company has made a number of estimates and assumptions relating to the reporting of results of operations and financial condition in the preparation of its financial statements in conformity with accounting principles generally accepted in the United States of America. The Company believes that the following discussion addresses the Company's most critical accounting policies, which are those that are most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Actual results could differ significantly from those estimates under different assumptions and conditions.

Inventories are stated at the lower of cost or market value. The Company records provisions for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. The physical condition (e.g., age and quality) of the inventories is also considered in establishing its valuations.

The Company assesses the impairment of long-lived assets, identifiable intangibles and related goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. This review is based upon projections of anticipated future cash flows. While the Company believes that its estimates of future cash flows are reasonable, different assumptions regarding such cash flows or future changes in the Company's business plan could materially affect its evaluations. No such changes are anticipated at this time.

Forward-looking Statements

The statements in this Management's Discussion and Analysis and elsewhere in this Annual Report that are forward looking are based upon current expectations, and actual results may differ materially. Therefore, the inclusion of such forward-looking information should not be regarded as a representation by the Company that the objectives or plans of the Company will be achieved. Such statements include, but are not limited to, the Company's expectations regarding future revenues, cost of sales, gross profit, operating income, net interest expense, income from continuing operations, earnings per share from continuing operations, cash flows from operations, availability of equity and debt financing, and the effect of restructuring capitalization on shareholder value. Words such as "anticipates," "believes," "intends," "expects" and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements contained herein involve numerous risks and uncertainties, and there are a number of factors that could cause actual results to differ materially, including, but not limited to, the following: changing economic, market and business conditions; acts of war or terrorism; the effects of governmental regulation; the impact of competition and new technologies; slower-than-anticipated introduction of new products or implementation of marketing strategies; implementation of new manufacturing processes or implementation of new information systems; the Company's ability to protect its intellectual property; changes in the prices of raw materials; changes in product mix; product liability claims and product recalls; the ability to attract and retain qualified personnel and the loss of any significant customers. In addition, assumptions relating to budgeting, marketing, product development and other management decisions are subjective in many respects and thus susceptible to interpretations and periodic review which may cause the Company to alter its marketing, capital expenditures or other budgets, which in turn may affect the Company's results of operations and financial condition.

Board of Directors and Executive Officers

BOARD OF DIRECTORS

Emile A. Battat
Chairman of the Board and President
Atrion Corporation

Richard O. Jacobson
Chairman of the Board
Jacobson Companies
Des Moines, Iowa

John H. P. Maley
Chairman of the Board
Magister Corporation
Chattanooga, Tennessee

Jerome J. McGrath
Retired
Formerly Of Counsel to the law firm of
Gallagher, Boland, & Meiburger
Washington, D.C.

Hugh J. Morgan, Jr.
Chairman of the Board
National Bank of Commerce of Birmingham
Birmingham, Alabama

Roger F. Stebbing
President and Chief Executive Officer
Stebbing and Associates, Inc.
Signal Mountain, Tennessee

John P. Stupp, Jr.
Chief Operating Officer and
Executive Vice President
Stupp Bros., Inc.
St. Louis, Missouri

EXECUTIVE OFFICERS

Emile A. Battat
Chairman of the Board and President

Jeffery Strickland
Vice President and Chief Financial
Officer, Secretary and Treasurer

Subsidiary Officers and Management

Atrion Medical Products, Inc.
Arab, Alabama

Vandy J. Cruise
President

Daniel F. Clark
Vice President of Regulatory Affairs

Rowland W. Kanner
Vice President of Technology

Thomas H. Kinney
Director of Sales & Marketing

Michael V. Parcus
Director of Operations

Halkey-Roberts Corporation
St. Petersburg, Florida

Connie M. Beck
Manager of Human Resources

James A. Bowling
Vice President of Manufacturing

Gordon G. Hicks, II
Director of Quality Assurance

Lewis P. Lecceardone
Vice President of Marketing - Medical

John H. Lucius
Vice President of Marketing - Inflation

Edward J. Palus
Vice President of Finance

Quest Medical, Inc.
Allen, Texas

Douglas M. Bryan
Manager of Quality Assurance/
Regulatory Assurance

Richard S. Hayes
Director of Clinical Operations

Lane Johnson
Manager of Human Resources

Kenneth A. Jones
Senior Vice President of Operations

R. Chris Klein
Controller

Andrew P. Mattson
Director of Engineering

Micheal W. Witkowski
Director of Manufacturing
and Materials

Corporate Information

Corporate Office
Atrion Corporation
One Allentown Parkway
Allen, Texas 75002
(972) 390-9800
(972) 396-7581 fax
www.atrioncorp.com

Registrar and Transfer Agent
American Stock Transfer and Trust Company
59 Maiden Lane
New York, New York 10007

Form 10-K
A copy of the Company's 2001 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, may be obtained by any stockholder without charge by written request to:

Corporate Secretary
Atrion Corporation
One Allentown Parkway
Allen, Texas 75002

Stock Information

The Company's common stock is traded on The Nasdaq Stock Market (Symbol: ATRI). As of March 7, 2002, there were approximately 1,500 stockholders, including beneficial owners holding shares in nominee or "street" name. The high and low closing prices on The Nasdaq Stock Market for each quarter of 2000 and 2001 are shown below.

2000 Quarter Ended	High	Low
March 31	$ 12.38	$ 10.00
June 30	12.94	10.75
September 30	12.94	12.06
December 31	15.00	10.63

2001 Quarter Ended		
March 31	$ 15.88	$ 13.75
June 30	25.74	15.19
September 30	25.70	19.51
December 31	38.05	23.39

The Company paid no cash dividends on its common stock during 2000 or 2001 and presently has no plans to pay cash dividends in the future.

MPS and LacriCATH are registered trademarks of Atrion Corporation.



Atrion Corporation
One Allentown Parkway
Allen, Texas 75002
(972) 390-9800
www.atrioncorp.com